Exhibit 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

ANNOUNCEMENT

(1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION
(2) VOLUNTARY WITHDRAWAL OF LISTING AND PROPOSED DISTRIBUTION

RESULTS OF EXTRAORDINARY GENERAL MEETING AND RESUMPTION OF TRADING

Results of EGM

The Board is pleased to announce that at the EGM held on Thursday, 30 November 2006, the resolutions to approve the acceptance of the Offer and the Sale, the Proposed Distribution, the Withdrawal Proposal and the transactions in connection therewith as set out in the Notice of EGM were duly passed by the Independent Shareholders and the Shareholders (as the case may be) by way of poll.

Proposed Distribution and fixing of Record Date

The Board has resolved to declare the Proposed Distribution (details of which are set out under the heading “Proposed Distribution” in the Circular) conditional upon the fulfilment of the conditions set out under the heading “Conditions of the Proposed Distribution” in the Circular and the De-registration and Continuance having been completed.

As contemplated in the Circular, the Board has appointed 4:00 p.m. on Friday, 15 December 2006 to be the record date (the “Record Date”) for ascertaining the entitlements of the Shareholders as to the Proposed Distribution should the Proposed Distribution proceed. The Board has further resolved that the Proposed Distribution will be paid to the Shareholders within 14 days of the Record Date.

Withdrawal Proposal

The Board has resolved to proceed with the Withdrawal Proposal and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

The Company will only proceed to effect the withdrawal of the listing of the Shares on the Stock Exchange if the Proposed Distribution will be paid to the Shareholders at substantially the same time (being a period not exceeding 14 days thereafter).

Subject to the conditions of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal being fulfilled, as applicable, the withdrawal of listing of the Shares from the Stock Exchange is expected to become effective at 9:30 a.m. on Monday, 18 December 2006.

Notice of intention to de-list and to suspend trading in the ADS

The Company will submit a notice on 1 December 2006 notifying the NASDAQ Stock Market of its intention to file a Form 25 on 11 December 2006 to de-list the ADSs from the NASDAQ Global Market on 21 December 2006 and request that the NASDAQ Global Market suspends trading of the Company’s ADSs on 12 December 2006.

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on Thursday, 30 November 2006, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 1 December 2006.

INTRODUCTION

Reference is made to the announcement of the Company dated 3 October 2006 (the “October Announcement”) and the circular of the Company dated 7 November 2006 (the “Circular”). Terms defined in the Circular shall have the same meanings when used in this announcement unless otherwise defined herein.

The Board is pleased to announce that at the EGM held on Thursday, 30 November 2006, the resolutions to approve the acceptance of the Offer and the Sale, the Proposed Distribution, the Withdrawal Proposal and the transactions in connection therewith as set out in the notice of EGM (the “Resolutions”) were duly passed by the Independent Shareholders and the Shareholders (as the case may be) by way of poll.

RESULTS OF EGM

Voting on the Resolutions at the EGM was conducted by poll, the results of which are as follows:

		For by	Against by	Total number
		Number of	Number of	of votes at
	Resolutions	Votes (%)	Votes (%)	the EGM

	ORDINARY RESOLUTION
1.	Resolution No. 1 relating to the Offer	372,677,600	1,812,800	374,490,400
	and the Sale	(99.5159%)	(0.4841%)

	SPECIAL RESOLUTIONS

2.	Resolution No. 2 relating to the	2,744,905,656	1,811,800	2,746,717,456
	De-registration and Continuance; the	(99.9340%)	(0.0660%)
	adoption of new Memorandum and
	Articles of Association; and the
	Proposed Distribution

3.	Resolution No. 3 relating to the	372,240,400	1,804,800	374,045,200
	Withdrawal Proposal	(99.5175%)	(0.4825%)

As at the date of the EGM , there were 2,990,000,000 Shares in issue.

As at the date of the EGM, PCCW Mobile, an indirect wholly owned subsidiary of PCCW, owned 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of the Company and the Independent Shareholders owned in aggregate 617,327,744 Shares, representing approximately 20.65% of the issued share capital of the Company.

PCCW Mobile is, therefore, a connected person of the Company. Accordingly, PCCW Mobile and its associates abstained from voting at the EGM in respect of Resolution No. 1 proposed to approve acceptance of the Offer and completion of the Sale and Resolution No. 3 in respect of the Withdrawal Proposal. All Shareholders, including PCCW Mobile, were permitted to vote at the EGM in respect of Resolution No. 2 relating to the Proposed Distribution.

Resolution No. 3 in respect of the Withdrawal Proposal required the approval of Independent Shareholders representing at least 75% of the votes attaching to the Shares held by those Independent Shareholders voting either in person or by proxy at the EGM, provided that the number of votes cast against Resolution No. 3 was not more than 10% of the votes attaching to the Shares held by Independent Shareholders permitted to vote at the EGM in respect of Resolution No. 3. PCCW Mobile and its associates abstained from voting at the EGM in respect of Resolution No. 3. Independent Shareholders representing 1,804,800 Shares voted against Resolution No. 3 (amounting to approximately 0.4825% of the Shares voted and approximately 0.2924% of the Shares held by the Independent Shareholders). The number of votes cast against Resolution No. 3 at the EGM was therefore not more than 10% of the votes attaching to the Shares held by the Independent Shareholders permitted to vote at the EGM in respect of Resolution No. 3.

The total number of Shares entitling the holders to attend and vote for or against the Resolutions at the EGM was as follows:

		Total Number
		of Shares	% of total
		entitled	issued
	Resolutions	to vote	Shares

	ORDINARY RESOLUTION

1.	Resolution No. 1 relating to the Offer and the Sale	617,327,744	20.65

	SPECIAL RESOLUTIONS

2.	Resolution No. 2 relating to the De-registration and	2,990,000,000	100
	Continuance; the adoption of new Memorandum and
	Articles of Association; and the Proposed Distribution

3.	Resolution No. 3 relating to the Withdrawal Proposal	617,327,744	20.65

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, was appointed as the Scrutineers at the EGM for the purposes of vote-taking.

PROPOSED DISTRIBUTION AND FIXING OF RECORD DATE

Since the Resolutions were all passed at the EGM, the Board has resolved to declare the Proposed Distribution (details of which are set out under the heading “Proposed Distribution” in the Circular) conditional upon the fulfilment of the conditions set out under the heading “Conditions of the Proposed Distribution” in the Circular and the De-registration and Continuance having been completed. The Board has also appointed 4:00 p.m. on Friday, 15 December 2006 to be the Record Date for ascertaining the entitlements of the Shareholders as to the Proposed Distribution should the Proposed Distribution proceed. The Board has further resolved that the Proposed Distribution will be paid to the Shareholders within 14 days of the Record Date.

WITHDRAWAL PROPOSAL

Given that the conditions of the Withdrawal Proposal set out under the heading “Conditions of the Withdrawal Proposal” in the Circular have all been satisfied, the Board has resolved to proceed with the Withdrawal Proposal and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange. The Company will only proceed to effect the withdrawal of the listing of the Shares on the Stock Exchange if the Proposed Distribution will be paid to the Shareholders at substantially the same time (being a period not exceeding 14 days thereafter).

Subject to the conditions of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal being fulfilled, as applicable, the withdrawal of listing of the Shares from the Stock Exchange is expected to become effective at 9:30 a.m. on Monday, 18 December 2006.

NOTICE OF INTENTION TO DE-LIST AND TO SUSPEND TRADING IN THE ADS

The Company will submit a notice on 1 December 2006 notifying the NASDAQ Stock Market of its intention to:

(i)	file a Form 25 on 11 December 2006 to de-list the ADSs from the NASDAQ Global Market on 21 December 2006; and

(ii)	request that the NASDAQ Global Market suspend trading of the Company’s ADSs on 12 December 2006.

EXPECTED TIMETABLE

As set out in the Circular, the expected timetable to implement the Sale, the Proposed Distribution and the Withdrawal Proposal is as follows:

Completion of the Sale	Monday, 4 December 2006

Form 25 to delist the ADSs from the NASDAQ
Global Market filed with the SEC and provided to
the NASDAQ Global Market	Monday, 11 December 2006

Last day of dealings in the Shares on the Stock Exchange	4:00 p.m. on Tuesday,
12 December 2006

Last day of dealings in the ADSs on the NASDAQ
Global Market	5:00 a.m. on Tuesday,
12 December 2006

Suspension of trading in the ADSs	10:30 p.m. on Tuesday,
12 December 2006
Latest time for lodging transfers of Shares to qualify
for entitlements for the Proposed Distribution	4:00 p.m. on Friday,
15 December 2006

Record date for the Proposed Distribution	4:00 p.m. on Friday,
15 December 2006
Withdrawal of listing of the Shares on
the Stock Exchange effective	9:30 a.m. on Monday,
18 December 2006

Announcement of the withdrawal of the listing of
the Shares on the Stock Exchange to be published
in The Standard (in English) and the Hong Kong
Economic Times (in Chinese)	Monday, 18 December 2006

Effective date on which the Company is de-registered
in the Cayman Islands and continued as a
BVI business company in the BVI	Wednesday, 20 December 2006

Withdrawal of the ADSs from listing on the	10:30 p.m. on Thursday,
NASDAQ Global Market	21 December 2006

Cheques for cash payments and payments through
CCASS pursuant to the Proposed Distribution
to be despatched to the Independent Shareholders
on or before	Friday, 29 December 2006

Shareholders resolutions passed to wind up the Company	Wednesday, 3 January 2007

Form 15 filed with the SEC to deregister the Shares	the date on which the
Company is wound up

The Shares are deregistered under the Exchange Act	90 days after the date on which the
Company is wound up

Note: All references above to times and dates are to Hong Kong times and dates.

US AND OTHER OVERSEAS SHAREHOLDERS OF THE COMPANY

The making of the Proposed Distribution to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any overseas Independent Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Shares are currently registered under the Exchange Act and the ADSs are quoted on the NASDAQ Global Market in the US and trade under the symbol “SDAY”.

After the Company is de-registered from the Cayman Islands and continued as a BVI business company, and the Shares are withdrawn from listing on the Stock Exchange, the Board does not propose to issue new share certificates to the Shareholders, but new share certificates may be issued by the Board if so requested by the Shareholders. If the ADS Holders elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by the ADSs, provided the Depositary has received full settlement details (please see List of Settlement Details set out in the Circular) from the Shareholders, and details of share registrar from the Company, the Depositary will instruct its custodian to arrange re-registration of Shares and to request new share certificates from the Company.

NOTICE TO US HOLDERS

It may be difficult for ADS Holders to enforce their rights and any claim ADS Holders may have arising under the federal securities laws, since the Company is located in Hong Kong and some or all of its officers and directors may be residents of Hong Kong or other foreign countries. ADS Holders may not be able to sue the Company or its officers or directors in Hong Kong or another foreign court for violations of the US securities laws. It may be difficult to compel the Company or its affiliates to subject themselves to a US court’s judgment.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on Thursday, 30 November 2006, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 1 December 2006.

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 30 November 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man;
Hui Hon Hing, Susanna

Independent Non-Executive Directors:

John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen